Exhibit 99.1

NR-22-03

GOLD RESERVE ANNOUNCES STOCK OPTION GRANTS

SPOKANE, WASHINGTON, October 4, 2022

Gold Reserve Inc. (TSX.V: GRZ) (OTCQX: GDRZF) today announced that its Board of Directors granted 165,000 stock options to employees. Dave Onzay, CFO received a grant of 100,000. These stock options are exercisable at US $0.99 and have a 10-year term and have been issued pursuant to the Company's 2012 Equity Incentive Plan (as amended, the "Option Plan").

Further information regarding the Company can be located at www.goldreserveinc.com, www.sec.gov/edgar, and www.sedar.com.

Gold Reserve Inc. Contact
A. Douglas Belanger, President
999 W. Riverside Ave., Suite 401
Spokane, WA 99201 USA
Tel: (509) 623-1500
Fax: (509) 623-1634

“Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”